Exhibit 99.1

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EDITED TRANSCRIPT

MDVN - Medivation Inc at Bank of America Merrill Lynch Health Care Conference

EVENT DATE/TIME: MAY 11, 2016 / 3:00PM GMT

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MAY 11, 2016 / 3:00PM, MDVN - Medivation Inc at Bank of America Merrill Lynch Health Care Conference

C O R P O R A T E   P A R T I C I P A N T S

Jennifer Jarrett Medivation, Inc. - CFO

David Hung Medivation, Inc. - President, CEO

C O N F E R E N C E   C A L L   P A R T I C I P A N T S

Tazeen Ahmad BofA Merrill Lynch - Analyst

P R E S E N T A T I O N

Tazeen Ahmad - BofA Merrill Lynch - Analyst

Good morning. I am Tazeen Ahmad. I am the SMID cap biotech analyst here at Bank of America Merrill Lynch.

It is our pleasure this morning to have our first presenting company be Medivation. Sitting next to me is the CFO, Jennifer Jarrett, who joined the Company recently in April, as well as the Founder and CEO, David Hung. I will first turn over the mic to Jen for some disclosures and then we are going to head straight to a fireside chat.

Jennifer Jarrett - Medivation, Inc. - CFO

I know this is the most important and interesting part of the discussion, but I just did want to remind you all that we will be making forward-looking statements today and just refer you all to the slide that is up there and refer you to our SEC filings, including our Q that we filed on May 5 last week.

Tazeen Ahmad - BofA Merrill Lynch - Analyst

Okay, thank you. So, let’s get our first question out of the way. So, what is Medivation’s official comment? There has always been an official offer put on the table by Sanofi and there has been several reports in the press on the potential for other bidders. So David, do you have any official comment on that?

David Hung - Medivation, Inc. - President, CEO

You know, I really can’t make any further comment beyond that.

Tazeen Ahmad - BofA Merrill Lynch - Analyst

Okay. So let’s move on. Last week, you talked about on your earnings call the potential for not only XTANDI in additional indications, but also potential additional value for your pipeline, namely talazoparib. So we were just wondering, based on the market data that you have collected at Medivation versus comparing them to what analysts have in their models currently, what do you think are areas that analysts might be missing or not fully appreciating with market opportunity not only for XTANDI, but also for your pipeline?

Jennifer Jarrett - Medivation, Inc. - CFO

Yes, I think maybe first starting with 2020, because that’s the revenue guidance that we provided, so obviously we showed that we’ll be $2.5 billion or north of that by 2020, so that’s probably $500 million greater than where the Street is right now.

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MAY 11, 2016 / 3:00PM, MDVN - Medivation Inc at Bank of America Merrill Lynch Health Care Conference

I would say the two major areas of difference are, first of all, duration and so I want to highlight, first of all, just how sensitive our earnings are to duration. So every 10% increase in duration that we can experience, that translates into about $200 million of additional revenues for Medivation. So that’s not XTANDI revenues. That is actually revenues to us.

So, today, we are at about eight months of duration, as you know, so let’s say we go from eight to nine. Like I said, that can translate into about $200 million of revenue, so we can close the revenue gap very quickly just to duration assumptions.

The second area of disconnect is on ex-US revenues, and so we are higher than where the Street is, and I think that’s based on, first of all, just experience that we are seeing right now in terms of what kind of revenues are being generated outside the US, as well as just the familiarity and experience that people have outside the US with hormonal therapies and the fact that the majority of Zytiga’s revenues today are actually generated outside the US.

As you go further out beyond 2020, that has really when our pipeline starts to kick in. So 2020, it is still mostly XTANDI, because at that point we would have EMBRACA on the talazoparib label, but that’s probably it, based on our current projections. But obviously beyond 2020, you start to see different indications kick in for talazoparib, and so talazoparib starts to become a very meaningful contributor to our revenues. But I do want to point out that 2020, and I think this is a very conservative way to look at things, it is still primarily XTANDI.

Tazeen Ahmad - BofA Merrill Lynch - Analyst

So you put out your 2020 guidance for the first time as well. Can you give us some insight into how long you have been working on that and why you think now might be a good time for investors to start thinking about revenue several years out?

Jennifer Jarrett - Medivation, Inc. - CFO

Yes, so we have a long-range plan that we have presented to our Board at least annually, sometimes more than annually. So we presented to our Board recently. Before that, we presented it to our Board in September. I wouldn’t say there is a meaningful revenue difference between where we were most recently and where we were back in September, in 2020.

I would say in the out years you will probably start to see more of a difference, because, as you probably remember, we didn’t bring in talazoparib until October. But like I said, we have had this LRP in place for a while, we review it just part of ordinary course of business with our Board. So it is a number that we have been comfortable with for a while.

Tazeen Ahmad - BofA Merrill Lynch - Analyst

And talazoparib is a big component of your outward-looking guidance. Can you just give us an idea — because this was a relatively recently acquired asset, can you give us an idea about what made you, David, decide that you wanted to complement XTANDI with additional pipeline assets and why PARPs in particular and why talazoparib?

David Hung - Medivation, Inc. - President, CEO

Yes, we were really struck by this asset because we think XTANDI is a fantastic drug. So XTANDI targets the andro receptor, but that mechanism we know is relevant to prostate cancer, we believe breast cancer, and maybe a couple of others.

But every cancer cell has DNA and every cancer cell has to replicate their DNA. And because cancer cells grow so rapidly, they tend to make a lot more mistakes in DNA replication than other cells. And so, it is particularly important for them to replicate right or get their DNA fixed, and PARP is a major DNA repair pathway.

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MAY 11, 2016 / 3:00PM, MDVN - Medivation Inc at Bank of America Merrill Lynch Health Care Conference

So, even though we love XTANDI and its mechanism, the PARP mechanism is far more universal, in our opinion, and relevant to far more cancers. And it is so rare to find an unpartnered oncology asset in late-stage development, and we really love this asset because we think that the mechanism is so universal.

We believe that talazoparib is differentiated from other PARP inhibitors. We have made the point on our call last week and in other conferences that the PARP-trapping ability of talazoparib is unique and it is orders of magnitude better than other PARP inhibitors. And if you talk to experts like Yves Pommier at the NCI, even though — there are two kind of pathways that PARP inhibitors work through, one is by inhibiting the PARP enzyme and the other is PARP trapping.

And Yves Pommier has shown that PARP trapping is far more important for a cancer cell kill than the enzyme inhibition, which all PARPs do to some extent, even though talazoparib does appear to inhibit the enzyme three to eight times better than other PARP inhibitors. But if you look at PARP trapping and the ability to kill cancer cells, talazoparib is hundreds and thousands of times better than other PARP inhibitors.

So we really believe the mechanism is very universal. We believe that talazoparib has the potential to be significantly larger than XTANDI, and we will know — if you looked at our recent data, we pointed to our AACR data, so olaparib is the only approved PARP inhibitor today, approved in fourth-line ovarian. It was approved based on a 34% objective response rate.

The data we just presented from AACR with talazoparib in combination with low-dose chemotherapy because of PARP trapping, that synergy led to a 57% objective response rate beyond BRCA mutations, which is a significantly larger commercial opportunity than BRCA. And we believe that mechanism also potentially allows us to target all comers, which, of course, is the ultimate market.

Tazeen Ahmad - BofA Merrill Lynch - Analyst

So maybe, David, for anyone who might be more of a generalist, what is the importance of PARP trapping as it relates to duration of use and why is duration of use important for commercial potential?

David Hung - Medivation, Inc. - President, CEO

Clearly, the longer that you can treat a patient, the more commercially successful that drug will be. We believe that the mechanism of PARP trapping is — and talazoparib is unique and we think the whole concept of PARP inhibition is a very powerful one.

We made the point on the call last week, if you listened to it, that there was a recent New England Journal of Medicine paper showing that in super-advanced prostate cancer patients, these patients had received docetaxel. 100% had received docetaxel. On top of that, 58% had received cabazitaxel. On top of that, 96% had received Zytiga. On top of that, 28% had received XTANDI. And in spite of that heavy pretreatment of the 49 patients in that study, 16 had responses to PARP inhibition. That’s a 33% response rate in patients that had already seen some of the world’s best drugs in prostate cancer.

Now if you look at just Zytiga after XTANDI, that response rate is very poor, in the single digits in general. So just — I think that speaks for the power of PARP inhibition, and on top of that, of those 16 responders, 13 of 16 dropped their circulating tumor cell count to zero. I’m not aware of any other drugs that have demonstrated that kind of effect in such a heavily pretreated population.

So we think that really speaks to the power of PARP inhibition, and clearly in cancer, the more effectively you can kill cancer cells upfront and get rid of all resistant clones, the longer chance you have of treating that patient for a really long period of time, and there are not many drugs that we have seen that we think can demonstrate the effects that have been already demonstrated in PARP inhibition. And we think that talazoparib has the most compelling data to date of any PARP in development.

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MAY 11, 2016 / 3:00PM, MDVN - Medivation Inc at Bank of America Merrill Lynch Health Care Conference

Tazeen Ahmad - BofA Merrill Lynch - Analyst

So there is already one approved PARP on the market, from Astra, and there is a couple more besides Medivation. So, maybe quickly can you talk to the — I think the next catalyst might be data upcoming from TESARO for their PARP. Can you maybe do a quick comparison of talazoparib to their PARP, and maybe talk about what potential readthroughs there might be on the results of that trial for your asset?

David Hung - Medivation, Inc. - President, CEO

So as you all know, we are in a pivotal Phase III study for talazoparib in BRCA-mutated breast cancer, and we have said that data — that Phase III trial will read out in the first half of 2017, so a year from now.

There are three companies doing trials in BRCA-mutated breast cancer. There is AZ with olaparib and there is TESARO with niraparib. Of note, the EMBRACA study, which is our, Medivation’s, study, it’s the largest of all the three trials, so we are targeting the enrollment of 429 patients, whereas the other two trials are targeting roughly 300 patients. So that’s a significant difference in the size of the trial.

And importantly, if you look at the target hazard ratio for TESARO’s trial, it is 0.5, so just for the non-statisticians, that means they are looking to achieve a 50% reduction in their event. So 0.5 is a very, very aggressive statistical bar.

Ours is 0.67, so our trial has set a much less aggressive bar to hit, and so we think that’s significant because we think that 0.5 may just be too aggressive, especially with a trial that is smaller than ours and therefore less highly powered than ours.

So we think that the EMBRACA study has the potential to really demonstrate overall survival in addition to its primary PFS endpoint, and that could be a significant competitive advantage in the marketplace. But on top of that, just given our statistical plan, 0.67 is a lot easier to hit than 0.5, so we believe that there is a possibility that the other trials might not succeed because the statistical analysis plan was a little too aggressive.

On top of that, it is important to note that our dose in Phase III is 1 milligram a day, which is the same dose that we used in Phase II. Where if you look at the olaparib trial, the Phase II dose was 400 milligrams twice a day and then the Phase III trial was 300 milligrams twice a day. So, we think that there are a number of factors that may allow EMBRACA a higher probability of success in hitting that.

Now in the next month or within maybe even weeks, we’re going to see data from niraparib’s ovarian study and we think that has potential, a couple of possible ramifications. Number one, if that trial is positive, it certainly will validate PARP inhibition and I think that will read through to probably all PARP inhibitors. However, the ovarian trial, just like the breast trial, is powered to hit the hazard ratio of 0.5. Again, that is very, very aggressive.

And so, we think that if — we know that niraparib — if you looked at published studies looking at the potency of PARP inhibition and PARP trapping, niraparib is again orders of magnitude lower than talazoparib. So we think that if the niraparib trial this month reads out negative, that could have suggestions or ramifications for the breast — the niraparib breast trial, which is powered to hit the same hazard ratio, 0.5.

And if those two trials were to fail, since we believe that the second most potent PARP inhibitor, and if our trial, EMBRACA, were to hit, conceivably it is possible that a year from now we could be the only PARP inhibitor and that would — then the commercial opportunity for Medivation would be just off the charts because now we are talking about not only — right now, we’re talking about potentially best in class, but if those competitive trials were to fail and ours were to hit, we would be the only in class and that would be clearly a huge development.

So, while we — there is a lot of upcoming milestones for Medivation. Internally, as I mentioned, we have the XTANDI ER/PR+ breast trial readout in the next half. We have the label update for our TERRAIN in October 22. We have the EMBRACA study reading out in the first half of 2017, but independent of that there are also external events, like this TESARO trial that read out, that could have tremendous impacts on Medivation’s value and increasing it. If we certainly become first or only class in PARP, that would be a huge development.

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MAY 11, 2016 / 3:00PM, MDVN - Medivation Inc at Bank of America Merrill Lynch Health Care Conference

Tazeen Ahmad - BofA Merrill Lynch - Analyst

Just to drill a little bit more into your estimates for what PARP could be worth, you put in your slide deck last week that you think there’s a market opportunity or market value of about $30 billion or so. What kind of risk adjustments are included in that estimate and are you also assuming that there will be multiple PARPs on the market by 2020?

Jennifer Jarrett - Medivation, Inc. - CFO

Yes, and I would say — first of all, the market is so massive. You can use pretty conservative assumptions and still get to a very significant market opportunity, and you see that with the $35 billion addressable market opportunity number.

So we’re obviously making risk adjustments. I would say we’re using pretty standard probabilities of success, based on the existence of current data and what stage the trial that we plan on initiating is going to be. And then, we also do assume that there is going to be other PARPs on the market, so there will be some competitions. We are not assuming that we’re going to get 100% share of each of these indications.

So I do think we’re actually looking at talazoparib pretty conservatively. Like I said, despite that you still get to very significant numbers, just given how big the market is and, to David’s point, just how many different tumor types we think this mechanism is relevant for.

Tazeen Ahmad - BofA Merrill Lynch - Analyst

And then, maybe you could talk about the safety profile, David, of talazoparib for a couple of minutes. I think BioMarin in one of its trials had results that indicated that there was a higher rate of alopecia than some of the other PARPs that are in development.

Can you just talk to the patient population that was studied in that trial and whether or not you consider the alopecia that was observed to be a rate-limiting factor?

David Hung - Medivation, Inc. - President, CEO

Yes, we think that the tolerability profile of talazoparib is really very favorable. The alopecia that was seen in that study was grade 1, 23%, and frankly, these patients had all seen chemo, which causes in general complete hair loss, so how you detect grade 1 hair thinning after complete hair loss, I am not sure. But it is a relatively minor adverse event.

If you look at the tolerability profile, and we have some of these in your presentation books, we think that the tolerability profile of the drug is excellent. If you look at a publication by Junko Murai, from the NCI looking at the specificity of different PARP inhibitors, you can see in that paper that talazoparib by far is the most specific PARP inhibitor hitting primarily PARPs.

So there are six isoforms of PARP and you really want to hit — cancers primarily use PARP1, and so if you look at talazoparib, it hits primarily PARPs 1 and 2, whereas olaparib hits 1, 2, 3, and some 4 and rucaparib hits all six isoforms. If you look at the Murai paper, talazoparib caused about half a log or 5 times less nonspecific cell kill than olaparib and about 100 times less than rucaparib.

So we think that the data suggests that our PARP inhibitor is the most specific. And I think if you look at the clinical data, we believe that it shows overall it is very well tolerated.

If you look at things like hair loss, even though that was grade 1, the most rapidly proliferating cells in a body are your bone marrow — aside from your tumor, is your bone marrow and your hair follicles, so a really, really potent drug is going to hit rapidly proliferating cells. And you need to kill those cancer cells, so there will be some — there are always going to be some adverse event, but I would think overall if you look at just the relative comparison of these drugs, we think the tolerability of talazoparib is excellent, and if you read the literature I just cited, it is the most specific PARP inhibitor and we believe that is an important thing.

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MAY 11, 2016 / 3:00PM, MDVN - Medivation Inc at Bank of America Merrill Lynch Health Care Conference

Tazeen Ahmad - BofA Merrill Lynch - Analyst

Can you talk a little bit about the process that you went through to acquire talazoparib from BioMarin? Was it competitive? Were there multiple people interested? When did you start looking at the asset and how long was it before you were able to sign the deal with BioMarin?

David Hung - Medivation, Inc. - President, CEO

No, it was a competitive process. We are under confidentiality, so I’m not at liberty to really disclose a lot of what we did. But it was a competitive process.

I think that we had a particularly keen appreciation for the mechanism, the differentiated mechanism of talazoparib, and we were not only — so therefore we were highly invested in getting the asset and also able to move very, very quickly, faster than some other companies. And I think that allowed us to get the asset.

Tazeen Ahmad - BofA Merrill Lynch - Analyst

So over the last few weeks, you have had an opportunity to catch up with some of your shareholders, and as you have elaborated on not only the potential that you think there is for XTANDI, but also the potential for talazoparib, can you share with us what kind of feedback you have gotten from them in terms of how they’re modeling things and what they may not have fully appreciated?

David Hung - Medivation, Inc. - President, CEO

Yes, I think — when we met with our shareholders, we talked about our numbers that we have guided to. And in fact for 2020, I would like to turn it over to Jen to make some other comments that we also discussed with our shareholders.

Jennifer Jarrett - Medivation, Inc. - CFO

I think the — we talked a little bit, obviously, about revenue guidance that we made public last week for 2020, and I think what investors didn’t realize is just the tremendous amount of operating leverage that is in our business and what that translates into as far as earnings power over the next few years.

So for this year, we are expecting to achieve about 40% operating margins. That is obviously going to improve over the next few years, particularly as we put another product in our bag that really leverages the existing infrastructure that we have in place.

So we think we can easily go from 40% operating margin today to somewhere between 55% and 60% operating margin by 2020. So if you apply that kind of operating margin to $2.5 billion of revenues, apply our current tax rate, which we also think is pretty conservative, that easily gets you to somewhere between $5 and $6 per share of non-GAAP EPS. And that’s obviously well above where consensus is, as you guys know.

So, again, I think that’s something that people just really haven’t picked up on is just the tremendous amount of operating leverage that we’re going to see over the next few years.

And then, the other thing I would just point out is we will also generate a lot of cash over the next few years, given that we are very cash flow positive today, so just this year, based on our earnings guidance, we expect to generate about $220 million of cash. Cumulatively over the next four years, we should generate somewhere between $2 billion and $2.5 billion of cash.

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MAY 11, 2016 / 3:00PM, MDVN - Medivation Inc at Bank of America Merrill Lynch Health Care Conference

So if we were just to use that cash to buy back our stock, assuming there was no other use for it, which we don’t think is going to be the case, this is a very conservative way to look at things, but if we use that cash to buy back stock, that is worth at least another $1 per share for us, so that gets you well above $6 per share of non-GAAP EPS.

Tazeen Ahmad - BofA Merrill Lynch - Analyst

Okay, so I think I’m going to transition in the 10 minutes or so that we have left and talk a little bit more about XTANDI. So, David, you recently got a label change in Europe for XTANDI based on results of the TERRAIN study. So maybe for those of us in the audience who may not be as familiar, can you describe the difference between the two studies that were run, the STRIVE and TERRAIN study, in terms of the type of population and which portion of the population is actually now included in the European label? And why is that important?

David Hung - Medivation, Inc. - President, CEO

Right. So, we did — CHMP recently agreed to let us put the TERRAIN data into the European label, so the difference between TERRAIN and STRIVE is that TERRAIN is primarily a metastatic M1 trial, M1 CRPC, which is our current label, whereas the STRIVE trial includes even less advanced patients who have no radiograph metastases. So, whereas TERRAIN is M1, STRIVE is M1 and (multiple speakers)

The implications of having that in the label are significant because, number one, this is the first drug ever to show superior — superiority head to head against one of the gold standards of care, bicalutamide, in urology. So, having the European regulators allow us to put that into the European label, we think, is going to be a very big thing for us to market to urologists and other physicians in Europe.

Now the reason that this data is also important is because if you look at the TERRAIN data, as I mentioned on the earnings call last week, most urologists continue a drug until the PSA starts going back up. They use the PSA as a marker for when the drug is no longer working, so if your PSA is stable and then it starts to rise, that is called time to PSA progression. And the longer the time to PSA progression, the longer you are on the drug.

In the TERRAIN trial, the average time to PSA progression was 19.4 months, and that right now is not in any analyst model. So, given the fact that we believe that now being able to promote head to head against Casodex in Europe, we’re going to start to get toward that 19.4-month duration of use and that clearly, as Jen mentioned, for every month — every 10% difference is about $200 million to Medivation. So, right now we’re at eight months, and if we get to eight to 19 months, clearly that’s a huge upside.

We also think that — so we’re waiting for October 22 for the PDUFA date for the FDA to inform us of their decision to include TERRAIN in the US label, and if that happens, we think that again will allow us to do the same thing in the US that we’re going to do in Europe.

So, again, the whole idea here is to try to move this drug farther upstream in the treatment paradigm, get longer durations of therapy, and also as we move farther upstream because our profile of use is far preferred by urologists over our main competitor, Zytiga, we think that will allow us also to claim not only increased duration, but also increased market share. So, that’s where we are headed.

Tazeen Ahmad - BofA Merrill Lynch - Analyst

So, can you talk to the importance you have in the US market for penetration in urologists, and why in particular STRIVE and TERRAIN are meaningful? And I think you have also stated that you recently completed a sales force expansion. How far along are the salespeople in making contacts with targeted urologists, and how long do you expect it to take before we see meaningful impact onto the sales ramp?

David Hung - Medivation, Inc. - President, CEO

Yes, so the reason that this label we think is potentially very significant, number one, is that bicalutamide is one of the most widely used drugs in urology today. In just the US alone last year, they were over 0.5 million scripts for bicalutamide or Casodex written in the US.

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MAY 11, 2016 / 3:00PM, MDVN - Medivation Inc at Bank of America Merrill Lynch Health Care Conference

And so, it is really one of the gold standard drugs, and now for the first time, there is a head-to-head trial showing head-to-head benefits over Casodex in progression-free survival, and substantial ones, more than a year, 14 months. So, very substantial.

So if we can get that label and we can go to urologists and say, look, we have a drug that actually has demonstrated significant benefits over a drug you use every day, that’s a pretty succinct and pretty easy to understand and delivered message, a lot more efficient than trying to talk about all the other parameters in the PREVAIL or AFFIRM trials. While data are spectacular, I think it is just a lot easier to have a very succinct argument, look, I got a drug that we showed head to head is better than — in PFS than a drug that you use every day. I think that would be a very easy message to deliver and it would resonate well with urologists.

Tazeen Ahmad - BofA Merrill Lynch - Analyst

How important do you think it will be to have the data incorporated into AUA guidelines?

David Hung - Medivation, Inc. - President, CEO

So, the AUA just met recently, the annual meeting just now. In fact last night, Medivation — I don’t know if you have seen the press release — just won one of the highest awards that AUA gives, called the Health Sciences Award. It is actually an award that is so selective that last year they didn’t even give an award, and Medivation was the recipient this year of the AUA Health Sciences Award. So, I think that we are very proud of that.

We don’t really know how often the AUA updates their guidelines. These data are very, very recent. We just published them, so — but we think that they are noteworthy and AUA — clearly we have a close relationship with the AUA and clearly they recognized Medivation, clearly, by giving us this award for all the things that we are doing in prostate cancer.

So I am quite certain that they are aware of the data because it has been recently published, and hopefully we will incorporate them into the guidelines, but we don’t really know the time schedule when that could happen.

Tazeen Ahmad - BofA Merrill Lynch - Analyst

Maybe one question on pricing. Obviously, your partner, Astellas, controls pricing for XTANDI here in the US. They haven’t taken a price increase this year. But in general, what is your view of the pricing environment right now towards oncology? And do you think that on a go-forward basis companies are going to be much more conservative about taking price increases? And if they do take price increases, would they take smaller percent increases than they have been historically?

David Hung - Medivation, Inc. - President, CEO

I can’t really speculate on what other companies would do and I can’t also speculate on what Astellas would do. But we clearly think that the value proposition of XTANDI is extraordinary.

We are looking at — if you just look at the patient we talked about last week, Graeme, that guy had — he was told he had three weeks to live in 2010 and he is six years out with three new grandkids. That’s a big value proposition, and we think that we are continuing to offer benefit to tens of thousands of people. And we think that’s — the drug effects we are seeing with XTANDI are remarkable and we are very, very bullish about XTANDI’s future.

Tazeen Ahmad - BofA Merrill Lynch - Analyst

To that point, you do have additional trials that are underway for XTANDI. Maybe can we talk about PLATO and EMBARK and what they’re trying to show and why those would be potentially important?

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MAY 11, 2016 / 3:00PM, MDVN - Medivation Inc at Bank of America Merrill Lynch Health Care Conference

David Hung - Medivation, Inc. - President, CEO

Yes, so PLATO and EMBARK are also significant studies. PLATO is an interesting study because it is a study where we are trying to test whether or not continuing XTANDI even through progression of disease provides benefits to patients. Because if we can show that XTANDI still provides benefit even after your cancer is progressing, you still do better on it than without it, then potentially that could increase the duration of use significantly longer. So, that study will read out in the second half of this year as well.

And then, EMBARK is a significant study because now we are taking XTANDI to the very, very front of the prostate cancer treatment paradigm, even before Lupron. And we are not aware of any other companies doing a pivotal study in that indication.

So, we have made a concerted effort to develop a broad range of trials covering the entire treatment spectrum of prostate cancer. We have started with AFFIRM and then PREVAIL and then TERRAIN and STRIVE and PROSPER, and now we’re going farthest upstream to EMBARK, and to my knowledge, we are the only company doing that.

So we really want to own the prostate cancer space and I think that trial, again, allows us to target even potentially patients with even the longest duration of therapy, because they are the farthest upstream, and also the most number of patients because that’s at the front of the funnel.

Tazeen Ahmad - BofA Merrill Lynch - Analyst

And you are also looking to expand beyond prostate in XTANDI. You are running a trial in a particular group of breast cancer patients ER/PR+ HER2 normal. I think you are expecting data from that study this year as well, and so what are you looking for in terms of results to be excited about moving forward?

David Hung - Medivation, Inc. - President, CEO

Yes, so we — so breast cancer can be divided in three buckets. There is triple negative breast cancer, TNBC; there is ER/PR+; and there is HER2 amplified, and we are doing trials in all three.

So, you have heard about our triple negative data, a 14-month progression — sorry, 14-month overall survival benefit in diagnostic positive women over diagnostic negative women. We think that is a really — we think those are unprecedented data. We are not aware of any other data that have demonstrated those kinds of effects.

So that trial is going to Phase III in the second half of this year. I believe Astellas just announced on their call that we are going to Phase III in the second half.

Also, we’re going to be reading out ER/PR+ breast cancer in the second half of this year. Now, that’s not in any models and that is half of breast cancer. And if you look at last year, in 2015, there were $15 billion in breast cancer drug sales, so this is clearly a really large opportunity. That’s a significantly larger number than even total of drug sales in prostate cancer. So, ER/PR+ breast is a really, really big population, and if that trial reads out positive, clearly that would have very significant implications on potential future revenue sources if we were to do that study.

And then, we’re also going to be running this trial in HER2 amplified breast, which is about 12% of breast cancer, and we haven’t given a timeline on that.

But if you look at all the things that we are targeting, all the trials we are targeting, populations we are targeting with XTANDI and breast, that’s 70%-plus of breast cancer, so we’re really looking at expanding XTANDI beyond prostate cancer into other indications.

And then, we’re also doing a liver cancer trial. Astellas is doing that and that, again, represents another significant opportunity because that’s the major form of liver cancer in the world, hepatocellular carcinoma, so Astellas is doing that study.

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MAY 11, 2016 / 3:00PM, MDVN - Medivation Inc at Bank of America Merrill Lynch Health Care Conference

Tazeen Ahmad - BofA Merrill Lynch - Analyst

Okay, so there is clearly a lot of upcoming catalysts over the next several months. We’re out of time, so thank you very much for coming. Thank you, David, and thank you, Jen, and thanks, everybody, for attending.

David Hung - Medivation, Inc. - President, CEO

Thank you so much.

Jennifer Jarrett - Medivation, Inc. - CFO

Thanks.

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